FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                                                 No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 1, 2013 – Total Voting Rights
2.	Press release dated November 5, 2013 – Rockchip Extends Partnership with ARM by Subscription License of ARM Processor and GPU Technologies
3.	Press release dated November 8, 2013 – PDMR's shareholding
4.	Press release dated November 18, 2013 – Director/PDMR Shareholding
5.	Press release dated November 20, 2013 – Amlogic answers the UHD challenge with landmark implementation of ARM Mali-450 MP6 GPU
6.	Press release dated November 21, 2013 – PDMR's shareholding
7.	Press release dated November 29, 2013 – ARM Partners with SZICC to Nurture Shenzhen’s Electronics Engineers
8.	Press release dated December 2, 2013 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC.

Date: December 2, 2013	By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31 October 2013 consists of 1,399,619,399 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,399,619,399.

The above figure 1,399,619,399 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

Item 2

ROCKCHIP EXTENDS PARTNERSHIP WITH ARM BY SUBSCRIPTION LICENSE OF ARM PROCESSOR AND GPU TECHNOLOGIES

Rockchip licenses ARMv8-A and ARMv7-A architecture-based processors and ARM Mali™ family

5 November, 2013, CAMBRIDGE, UK and FUZHOU, CHINA: ARM®, the world’s leading semiconductor IP supplier and Rockchip Electronics Co., Ltd., a Chinese leading fabless semiconductor company and mobile-internet SoC solution provider, announced today that Rockchip has acquired a subscription license of a broad range of ARM advanced technologies. The agreement gives Rockchip access to ARMv8-A and ARMv7 architecture-based processors including the ARM Cortex®-A57, Cortex-A53 and Cortex-A12 processors, the ARM Mali™ GPU family, as well as ARM CoreLink™ interconnect technology. This is the first subscription license to ARM in China, providing a flexible and robust next-generation product roadmap to Rockchip and its customers in the fast-growing mobile internet and smart home markets.

“Rockchip and ARM have a successful long-term strategic partnership that has been proven by Rockchip’s ARM Cortex-A9 processor and Mali-400 MP GPU powered RK31 series and RK30 series solutions,” said Antonio Viana, executive vice president, Commercial and Global Development, ARM. “We are pleased to extend our partnership with Rockchip to a wide range of ARM Cortex processor and ARM Mali GPU solutions. This agreement will help Rockchip to strengthen its industry leadership position in China and worldwide and to address the challenges and opportunities posed by demanding consumers of mobile internet and smart home devices.”

“Rockchip is dedicated to bringing cutting-edge CPU and GPU technologies and solutions to our customers and end users to enable a compelling user experience on mobile devices and at home,” said Feng Chen, Chief Marketing Office, Rockchip. “This subscription license of ARM technologies enables us to continue building a comprehensive technology and product roadmap, demonstrating our commitment to enabling the next-generation Smartphone, Tablet, Android Notebook, Phablet and Internet TV products with higher performance and power efficiency for consumers across the globe.”

ARM is at the heart of the largest, most influential and innovative ecosystem in today’s technology sector with a unique offering of diverse and scalable SoC technologies from processor, visual computing to ARM Artisan® physical IP. In the Post-PC era, ARM and its partners are leading advances in performance and energy efficiency with innovations for the mobile market, which is driving change for consumers and businesses.

The ARMv8-A architecture first introduced 64-bit support to the ARM architecture with a focus on power-efficient implementation while maintaining compatibility with the existing 32-bit software. This extends the performance range available yet maintains the low power consumption characteristics of the ARM processors that will power tomorrow's most innovative and efficient devices. The ARM Mali family has been driving the GPU innovation required by the user experience of increasing resolutions and content complexity, more advanced and natural user interfaces (UIs), as well as next-generation image processing and visual computing. The combination of the ARM processor and GPU technologies alongside physical IP is enabling its partners to design and manufacture solutions and products for consumers in the modern age.

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age

The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com

ARM Connected Community: http://www.arm.com/community

ARM Blogs: http://blogs.arm.com

ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:

http://twitter.com/ARMPROffice

http://twitter.com/ARMMultimedia

http://twitter.com/ARMMobile

http://twitter.com/ARMCommunity

http://twitter.com/ARMEmbedded

http://twitter.com/ARMSoC

http://twitter.com/ARMTools

http://twitter.com/SoftwareOnARM

About Rockchip

Fuzhou Rockchip Electronics Co., Ltd. is a China leading fabless semiconductor company and mobile-internet SOC solution provider founded in Year 2001 and headquartered in Fuzhou China. Rockchip focus on chip design & SOC  total solutions on following product lines : Android Tablet, Android TV box( Smart TV), E-Book, WIFI/ Bluetooth audio solution. Owning a bunch of proprietary intellectual property rights, Rockchip has been working hard to the development of Chinese electronics industry. The chips independently developed by Rockchip had won the "China chip” for five consecutive years. The headquarters of Rockchip is in Fuzhou, responsible for designing and developing. We got three branches in Beijing, Shanghai and Shenzhen, focusing on programs and marketing. For more information, please visit Rockchip’s website at www.rock-chips.com

ENDS

ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contact

Phil Hughes

Email: phil.hughes@arm.com

Tel: +1 512 330 1844

Item 3

Announcement of dealing by a PDMR

ARM Holdings plc (the "Company") announces the vesting of shares under the Company's Employee Stock Purchase Plan and dealing in the Company's shares by a PDMR as set out below:

Name	Number of shares vesting under the ESPP at a price of 845.0 pence per share	Number of shares sold	Date	Sale price (pence per share)	Total resultant shareholding
Antonio Viana PDMR	581	581	7.11.2013	981.0	54,806

ENDS

Item 4

Announcement of vesting of shares in favour of a PDMR

ARM Holdings plc (the "Company") announces the vesting and retention of shares under the Company's Employee Stock Purchase Plan ("ESPP") by a PDMR as set out below:

Name	Number of shares vesting under the ESPP at a price of 845.0 pence per share	Date	Total resultant shareholding
Tom Lantzsch PDMR	608	31.10.2013	47,292

ENDS

Item 5

Amlogic answers the UHD challenge with landmark implementation of
ARM Mali-450 MP6 GPU

20 November, 2013, CAMBRIDGE, UK and SANTA CLARA, CALIFORNIA: ARM®, the world’s leading semiconductor IP supplier and Amlogic, a leading fabless semiconductor company providing advanced solutions for a wide range of consumer applications, today announced the launch of a system on chip (SoC) developed to deliver advanced graphics performance and Ultra High Definition resolutions to class-leading consumer electronics. Based on a six-core ARM Mali™-450 MP graphics processing unit (GPU) and a quad-core ARM Cortex®-A9 central processing unit (CPU), both implemented with ARM Artisan® Physical IP, the AML8726-M8 boasts the highest number of cores seen to date in an ARM Mali-450 MP GPU.

The AML8726-M8 SoC will be deployed later next year in high-end Digital Televisions (DTVs), Set Top Boxes and Smart IP TVs, among other consumer devices. The innovative six-core GPU implementation has been specifically designed to supply the graphics performance needed to bring ultra-high screen resolutions and complex content to consumers while effectively controlling memory bandwidth and system power consumption.

The ARM Mali-450 MP GPU is an enhanced version of the hugely successful ARM Mali-400 MP GPU which brings top-of-the range 2D and 3D graphics acceleration to consumer electronics. Linear performance scaling and a focus on maximizing processing efficiency, even when rendering at four times Full Scene Anti-Aliasing (4xFSAA), ensures superior image quality and provides a perfect solution for 2K and 4K screen resolutions.

“The DTV space continues to drive forward the resolutions and user experiences in the largest consumer screens,” said Pete Hutton, executive vice president and general manager, Media Processing Division, ARM. “Amlogic’s AML8726-M8 is a great example of how the latest ARM Mali GPU and ARM Cortex processor technologies are combining to deliver the superior graphics and processing that is the foundation for the next generation of consumer devices.

”Thanks to an integrated configurable L2 cache with shared memory access, multiple levels of power management and a combination of immediate-mode and tile-based rendering, it is also able to coherently control memory bandwidth and lower overall system power consumption. The ARM Mali-450 MP GPU provides double the fill-rate and geometry throughput of the ARM Mali-400 MP GPU - while being a fast, low-risk route to market thanks to the maturity of the underlying design and compatibility with the same DDK that is used by the ARM Mali-400 MP GPU.

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

The ARM Connected Community is the place that makes it easier for developers to find information for ARM-based designs, applications and projects. It is an interactive platform for all end users, media and partners of the ARM ecosystem. Join the conversation at http://community.arm.com.

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age

The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com

ARM Connected Community®: http://www.arm.com/community

ARM Blogs: http://blogs.arm.com

ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:

http://twitter.com/ARMPROffice

http://twitter.com/ARMMultimedia

http://twitter.com/ARMMobile

http://twitter.com/ARMCommunity

http://twitter.com/ARMEmbedded

http://twitter.com/ARMSoC

http://twitter.com/ARMTools

http://twitter.com/SoftwareOnARM

About Amlogic

Amlogic is a leading fabless system-on-chip (SoC) company that provides open platform solutions for HD multimedia, 3D gaming and internet connected consumer applications including tablets, digital TV, set-top box, digital photo frame and MID.

Amlogic has combined its proprietary HD multimedia processing engine and systems IP with industry-leading CPU and graphics processor technology to produce semiconductor (IC) solutions for leading OEM and ODM brand customers in the world.

Amlogic provides a total integrated solution to its customers so that they can bring compelling products to consumers in fast time to market. By providing SoC solutions with high-level of system integration, Amlogic enables its customers to quickly produce connected CE products that can reach a good balance between advance feature performance, power consumption and cost.

The company is headquartered in Santa Clara, California, with offices in Shanghai, Shenzhen, Beijing and Hong Kong.

ENDS

ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contact

Phil Hughes

Email: phil.hughes@arm.com

Tel: +1 512 330 1844

Item 6

PDMR's shareholding

ARM Holdings plc (the "Company") announces that its Share Schemes Committee has today approved an award of 75,829 restricted stock units under the Company's Employee Equity Plan (the "Plan") in favour of Jennifer Duvalier, who joined on 2 September 2013 and is a PDMR of the Company.  Subject to the rules of the Plan, the restricted stock units will vest as Ordinary Shares at the rate of 25% on each of 12 November 2014, 2015, 2016 and 2017.

The mid market closing price on 11 November 2013, being the business day prior to the effective date of this award, was 949.5 pence per share.

ENDS

Item 7

MEDIA ALERT ARM Partners with SZICC to Nurture
Shenzhen’s Electronics Engineers

ARM Accredited Engineer Program deliversofficial ARM-based training and qualifications to the latest global standards

What: ARM® and National IC Design Shenzhen Industrial Center (SZICC) have signed an agreement to bring the ARM Accredited Engineer (AAE) Program to Shenzhen. The partnership will deliver official courses in energy-efficient, intelligent ARM Powered® technology to the city’s aspiring and established electronics engineers.

The AAE Program is the only global accreditation program available to engineers wishing to gain credible evidence of their expertise in the ARM architecture. Over 600 local participants are expected to qualify over the next two years. The official signing ceremony was held at ARM Technology Symposia 2013 in Shenzhen on 29 November, attended by Graham Budd, chief operating officer of ARM and Zhou Shengming, director of SZICC and vice general director of China Semiconductor Industry Association Integrated Circuits Computer-Aided Design (CSIA-ICCAD).

Why: By partnering with SZICC and local institutions ARM is supporting the cultivation of Shenzhen’s engineering talent and helping to create tomorrow’s technology leaders and innovations. The AAE Program provides a consistent and comprehensive learning framework. It helps HR departments to benchmark job applicants, and enables engineers to stand out from the crowd in their job search.

By building a pipeline of consistently qualified engineering talent, this agreement also benefits Shenzhen’s electronics industry and the ARM ecosystem, which includes over 150 Chinese partners. ARM helps leading electronics companies to create diverse, differentiated products that meet the constantly evolving demands of consumers and businesses. ARM technology enables a wide variety of applications ranging from mobile handsets and digital set top boxes to car braking systems and network routers. It is found in 95% of smart phones, 80% of digital cameras, and 35% of all electronic devices worldwide.

When: 9am local time, Friday, 29th November 2013.

Where: Ritz Carlton Futian, 16 Fuhua San Road, Shenzhen, China. To register click here.

Who: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

The ARM Connected Community is the place that makes it easier for developers to find information for ARM-based designs, applications and projects. It is an interactive platform for all end users, media and partners of the ARM ecosystem. Join the conversation at http://community.arm.com

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age

The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com

ARM Connected Community: http://www.arm.com/community

ARM Blogs: http://blogs.arm.com

ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:

http://twitter.com/ARMPROffice

 http://twitter.com/ARMMultimedia

 http://twitter.com/ARMMobile

 http://twitter.com/ARMCommunity

 http://twitter.com/ARMEmbedded

 http://twitter.com/ARMSoC

 http://twitter.com/ARMTools

 http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS;

ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contact

Phil Hughes

Email: phil.hughes@arm.com

Tel: +1 512 330 1844

Item 8

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 30 November 2013 consists of shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,400,221,600.

The above figure 1,400,221,600 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.